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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July, 2001

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  FORM 20-F         [X]              FORM 40-F   [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  YES               [ ]              NO           [X]

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

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                              Contact: Lynn Martenstein or Erin Williams
                                       (305) 539-6570 or (305) 539-6153

                              For Immediate Release

                 ROYAL CARIBBEAN REPORTS SECOND QUARTER RESULTS

MIAMI - July 25, 2001 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today announced that second quarter earnings amounted to $81.7 million or $0.42 per share. This compares to $108.3 million or $0.56 per share for the second quarter of 2000. The second quarter includes a number of unusual items, which reduced earnings by $12.0 million or $0.06 per share. Excluding the impact of these items, earnings were $93.7 million, or $0.49 per share, down 13.5% from the year 2000. The earnings reduction was primarily attributable to a decrease in net revenue yields for the period. This decrease was offset by the success of the company's cost containment measures.

Commenting on the results, Chairman & CEO Richard D. Fain said, "While we are disappointed at today's pricing levels and the recent unusual cruiseship incidents, we are encouraged by the company's ability to manage these pressures successfully. We are clearly feeling the challenge of a significant softening in the economy, coinciding with a capacity increase in excess of 30%. Despite this double challenge, we are encouraged that our operating cash flows are up 13% with EBITDA margin only dropping from 27.3% to 25.6%. We are determined to continue our efforts to return to our previous trend of increasing margins."

Fain also commented that, "It was also a productive quarter from the standpoint of creating demand -- the true key to future growth. Specifically, our focus on technological advancements, product innovations and the overall vacation experience attracted guests both in the United States and in the global marketplace, and we believe our ability to create demand will continue to draw guests from the large, potential market of first timers."

The company achieved three milestones during the quarter: the launching of cruise itineraries aimed at the European market on Royal Caribbean International's SPLENDOUR OF THE SEAS; the introduction of on-line booking for shore excursions; and the start up of its Alaskan tour business.

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UNUSUAL EVENTS

During the quarter, the company had to cancel a total of eight weeks of sailings due to incidents on four ships. Historically, the cancellation of a Royal Caribbean cruise due to technical or mechanical reasons has been extremely rare. The convergence of all these incidents in one quarter appears to be simply an unusual run of bad luck. Two of these incidents related to design defects in the new podded propulsion system; one related to striking a submerged object while under the direction of a port pilot in Amsterdam; and one involved an engine room fire. Thus, it does not appear that these incidents reflect any systemic issues with the ships or their operations. The manufacturer of the propulsion system believes it has now identified the problems with this new technology. While the technology experienced a number of problems in its introductory period, the company believes that the dramatic technological advantages of these systems (including improved fuel efficiency, passenger comfort and increased maneuverability and safety) will prove highly beneficial.

One of the reasons the cost of these incidents was so high is that the company chose to generously compensate the guests affected by the service outages. The company realizes that these passengers have had a significant inconvenience. However, by compensating them generously and dealing openly and honestly with the problems, the company believes it has generated a great deal of goodwill with its guests and travel agent partners. The financial impact to the quarter includes the cost of future cruise certificates. Also included in the second quarter's results is the receipt of insurance proceeds relating to claims in prior years amounting to approximately $14.0 million. The second quarter's combined financial impact of all these items was a net cost of $12.0 million.

REVENUE

Yields (net revenue per available cruise day) for the quarter, as adjusted, were down 8.8% over 2000. This reduction in yields appears to be caused by two principal factors: a general softness in the U.S. economy and a period of unusual capacity growth for the company. During the quarter, the company's capacity increased by 30.5%. Furthermore, the company experienced a good pricing environment in last year's second quarter, during which yields rose 2.4%. This improvement in yields was notably better than what most of the competition experienced during the same period.

Since the company's last investor conference call on April 25th, bookings have continued to keep pace with the capacity increase. The total load factor booked as of the end of the quarter was higher than at the same time last year. However, the pricing environment remains competitive in all markets. In particular, creating demand for the more expensive seasonal markets, including the peak Bermuda season, Alaska and Europe, has been especially challenging. The Celebrity brand has also felt a greater impact than the Royal Caribbean International brand in large part because of the significantly higher increase in capacity the brand experiences this year. At the

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same time, the company has benefited from its increased efforts in the international sourcing of guests. Non-U.S. passengers are expected to grow by 30% this year, and equal 15% of total bookings.

Looking forward, the company currently forecasts that yields for the second half of the year will be down approximately 2-3% on a year over year basis.

EXPENSES

The company has undertaken a number of concrete actions to reduce its expenses and the success of these actions is having an impact. Despite higher fuel costs, operating costs per berth are lower this year than last. Also during the quarter, the company's new tour company (Royal Celebrity Tours) started operations. Initial results have been extremely positive, both from a bookings point of view and from a guest satisfaction standpoint. However, the immediate impact of this operation is to increase operating costs. Despite these items, the current cost containment efforts have succeeded in realizing a net reduction of 2% in operating expenses per potential passenger cruise day ("PPCD"), excluding the one-time events.

The company has also focused on controlling SG&A expenses, which are down 21% for the quarter on a per PPCD basis. Some of this is a function of timing differences and, for the full year, the company anticipates SG&A expenses will improve 12%. This improvement reflects both economies of scale and on-going cost containment efforts. As a result, the company expects total operating costs (i.e. operating expenses plus SG&A) for the full year to drop about 1% per PPCD on a comparable basis.

Net interest expense is expected to benefit from lower interest rates. The company currently estimates that net interest expense for the year will be below $250 million.

Based on all these factors, the company considers the current street consensus for full year earnings to be reasonable.

OTHER INITIATIVES

In the second quarter, the company initiated cruise itineraries aimed at the European market. Royal Caribbean International's SPLENDOUR OF THE SEAS is now offering a modified onboard product specifically tailored to appeal to the European guest. The modifications include more multi-lingual crew, changes in the food offerings and appropriate changes in the entertainment. First Choice Holidays, the company's strategic marketing partner based in the U.K., has been assisting in developing awareness for this new product.

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Also in the second quarter, the company introduced on-line booking for shore excursions for both the Royal Caribbean International and Celebrity Cruises brands. Consumer reaction to the on-line shore-excursion booking tool has been positive, with the company now receiving approximately $1 million in on-line bookings each week. Advance booking information is expected to allow the company to respond more effectively to demand. This in turn will assist the company to maximize the revenues associated with these onboard offerings.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 21 ships in service and eight under construction or on firm order. Royal Celebrity Tours operates cruise-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com or www.celebritycruises.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

                                      ####




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                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
            (unaudited, dollars in thousands, except per share data)



                                                            Second Quarter Ended                         Six Months Ended
                                                                   June 30,                                   June 30,
                                                       ----------------------------------        ----------------------------------
                                                           2001                 2000                 2001                  2000
                                                       -------------        -------------        -------------        -------------
REVENUES                                               $     821,674        $     680,731        $   1,548,552        $   1,388,517
                                                       -------------        -------------        -------------        -------------

EXPENSES
    Operating                                                504,003              390,599              960,342              793,778
    Marketing, selling and administrative                    107,469              104,273              220,259              212,688
    Depreciation and amortization                             74,927               54,663              142,592              111,219
                                                       -------------        -------------        -------------        -------------
                                                             686,399              549,535            1,323,193            1,117,685
                                                       -------------        -------------        -------------        -------------

OPERATING INCOME                                             135,275              131,196              225,359              270,832
                                                       -------------        -------------        -------------        -------------

OTHER INCOME (EXPENSE)
    Interest income                                            4,945                2,510               11,742                3,883
    Interest expense, net of capitalized interest            (63,279)             (31,348)            (122,534)             (63,326)
    Other income (expense)                                     4,772                5,900               19,643                2,397
                                                       -------------        -------------        -------------        -------------
                                                             (53,562)             (22,938)             (91,149)             (57,046)
                                                       -------------        -------------        -------------        -------------

NET INCOME                                             $      81,713        $     108,258        $     134,210        $     213,786
                                                       =============        =============        =============        =============

EARNINGS PER SHARE
    Basic                                              $        0.43        $        0.57        $        0.70        $        1.13
                                                       =============        =============        =============        =============

    Diluted                                            $        0.42        $        0.56        $        0.69        $        1.11
                                                       =============        =============        =============        =============

WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic                                                192,208,681          190,951,195          192,184,771          186,708,896
                                                       =============        =============        =============        =============

    Diluted                                              193,093,141          192,002,249          193,304,456          192,634,706
                                                       =============        =============        =============        =============



                                   STATISTICS


                                                           2001                 2000                 2001                 2000
                                                       -------------        -------------        -------------        -------------
Occupancy as a percentage of total capacity                    103.0%               106.1%               103.0%               103.9%

Guest Cruise Days                                          3,842,016            3,031,884            7,335,528            6,056,153






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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                       (Registrant)



Date:  July 31, 2001                   By: /s/ Bonnie S. Biumi
                                           -------------------------------------
                                           Bonnie S. Biumi
                                           Vice President and Treasurer